		James M. Halley Q.C., 2	David W. Buchanan, Q.C.	Derek J. Mullan, Q.C.
		R. Stuart Wells	M. Douglas Howard	W.W. Lyall D. Knott, Q.C.
		William A. Ruskin, 1	Patrick A. Williams	Alexander Petrenko
		Bernard Pinsky, 4	Roy A. Nieuwenburg	William C. Helgason
		William D. Holder	Nigel P. Kent, 1	Douglas W. Lahay
		David W. Kington	Diane M. Bell	Anne L.B. Kober
		R. Brock Johnston	Neil P. Melliship	Kenneth K.C. Ing, 11, 13
		Darren T. Donnelly	Mark S. Weintraub	Neo J. Tuytel
		Ross D. Tunnicliffe	Kevin J. MacDonald	Don C. Sihota
		R. Barry Fraser	James A. Speakman	Kerstin R. Tapping
		Ethan P. Minsky, 6, 7, 9	Brock H. Smith	Nicole M. Byres
		Elaine J. Adair	Peter H. Kenward	D. Lawrence Munn, 8
		John C. Fiddick	R. Glen Boswall	Hannelie G. Stockenstrom, 12
		Bonnie S. Elster	Virgil Z. Hlus, 4	Stewart L. Muglich, 8
		Samantha Ip	Jonathan L.S. Hodes, 1, 5	Gwendoline Allison
		Aaron B. Singer	L.K. Larry Yen, 10	Peter M. Tolensky
		Jane Glanville	Thea L. Koshman, 1	Allyson L. Baker, 3
		Warren G. Brazier, 4	Amy A. Mortimore	Veronica P. Franco
		Krista Prockiw	Jeffrey F. Vicq, 15	Brent C. Clark
		Conrad Y. Nest, 10	C. Michelle Tribe	James T. Bryce
Reply Attention of Direct Tel. EMail Address Our File No.	L.K. Larry Yen 604.891.7715 lky@cwilson.com 34463-1 / CW1972798.1	Richard T. Weiland	Jonathan C. Lotz	Cam McTavish
		Lisa D. Hobman	Valerie S. Dixon	Niamh Pollak, 14
		Satinder K. Sidhu	Dianne D. Rideout	Tasha L. Coulter
		David J. Fenrich	Kari Richardson	Vikram Dhir, 1
		Adam M. Dlin	Marta C. Davidson	Rina J. Jaswal
		Sarah W. Jones	Michal Jaworski	Tristin R. Lee
		Shauna K.H. Towriss	R. Brad Kielmann	Kyle M. Wilson
Kristine P. All

Associate Counsel: Michael J. Roman

Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:

June 30, 2008	Canada 1 Alberta 2 Manitoba 3 Ontario 15 Saskatchewan	United States 4 California 5 Colorado 6 District of Columbia 7 Florida 8 New York 9 Virginia 10 Washington	International 11 Hong Kong 12 South Africa 13 United Kingdom 14 Ireland

BY EDGAR FILING AND COURIER

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Jeffrey P. Riedler, Assistant Director and Adam Turk

Dear Sirs:

Re:	Royaltech Corp. (the "Company")

We write in response to your comment letter dated June 23, 2008 (the "Comment Letter") with respect to the preliminary Information Statement on Schedule 14C filed by the Company. For ease of reference, we have italicized your comments with our response thereafter.

Purpose, page 4

1.

We note that you are providing this information statement regarding a reverse stock split which will result in an increase of the number of authorized shares of your common stock available for issuance. Please revise your disclosure to describe any plans, arrangements or understandings to issue any of the additional authorized but unissued shares of common stock that will be available as a result of the proposed reverse stock split. If you have no such plans, arrangements or understandings, please revise your disclosure to state so.

Response:	The Company has revised its disclosure in the information statement on Schedule 14C to include the following:

HSBC Building     800 – 885 West Georgia Street     Vancouver BC V6C 3H1     Canada     Tel.: 604.687.5700     Fax: 604.687.6314      www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

“We have recently begun preliminary discussions and negotiations with a private target company we may acquire. Although there are no formal or definitive agreements at present respecting the potential acquisition, if the transaction is formalized we may have to issue shares of our common stock as consideration for such acquisition. There is no assurance that we will enter into a definitive agreement respecting the proposed acquisition or that the transaction will be completed as planned or at all.”

Should you have any questions in connection with the foregoing, please feel free to contact the undersigned at (604) 891-7715.

Yours truly,

CLARK WILSON LLP

Per: /s/ L.K. Larry Yen

L.K. Larry Yen

Encl.

cc:	Royaltech Corp.
Attn: Chenxi Shi